200 W Jackson Blvd, Suite 2400 Chicago, IL 60606 T 1.312.568.4200 enova.com

October 22, 2014

Mr. Michael Clampitt	VIA EDGAR
Senior Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
101 F Street, NE
Washington, DC 20549

Re:	Enova International, Inc.

Registration Statement on Form 10 (File No. 001-35503)

Dear Mr. Clampitt:

Reference is made to the Registration Statement on Form 10 (File No. 001-35503) (as amended, the “Registration Statement”), filed by Enova International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Cash America International, Inc. (“Cash America”) set November 3, 2014 as the record date for the distribution of the shares of common stock of the Company (the “Shares”), which is scheduled to occur on November 13, 2014. Cash America and the Company would like for the Shares to commence trading on the New York Stock Exchange on a “when issued” basis as soon as practicable and potentially as early as October 30, 2014, two business days prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 2:00 p.m., Eastern time, on October 24, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (312) 676-1591 with any questions you may have concerning this request. Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, L. Steven Leshin, via telephone at (214) 468-3348, or Lindsay Ferguson, via telephone at (214) 468-3343, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

ENOVA INTERNATIONAL, INC.

By:	/s/ Lisa M. Young
Lisa M. Young
Vice President—General Counsel & Secretary

cc:	J. Curtis Linscott, Esq.

Wendy W. Walton, Esq.

L. Steven Leshin, Esq.

Lindsay H. Ferguson, Esq.